                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)



                             CHART INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  16115Q-10-0
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                              with a copy to:
                                              ---------------
  CHARLES S. HOLMES                           THOMAS F. MCKEE, ESQ.
  Asset Management Associates of              Calfee, Halter & Griswold LLP
          New York, Inc.                      1400 McDonald Investment Center
  P.O. Box 2850                               800 Superior Avenue
  Southampton, NY 11969                       Cleveland, OH 44114-2688
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               SEPTEMBER 23, 1998
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)



                              (Page 1 of 7 Pages)

                                  SCHEDULE 13D

 CUSIP NO. 16115Q-10-0                                                                PAGE 2 OF 7 PAGES

- -----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | Charles S. Holmes                                                                                 |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     | PF                                                                                                |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | United States                                                                                     |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |     1,200,260                                                   |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |     0                                                           |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |     1,200,260                                                   |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |    10 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |     0                                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 1,200,260                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 5.0%                                                                                              |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | IN                                                                                                |
- -----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 7 Pages)

                                  SCHEDULE 13D

                                CHARLES S. HOLMES

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the Common Stock, $.01 per share par value (the "Common Stock"), of Chart Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are at 5885 Landerbrook Drive, Suite 150, Mayfield Heights, OH 44124.


ITEM 2. IDENTITY AND BACKGROUND.

        (a) The name of the person filing this statement on Schedule 13D is Charles S. Holmes (the "Filer").

        (b) The residence or business address of the Filer is c/o Asset Management Associates of New York, Inc., P.O. Box 2850, Southampton, NY 11969.

        (c) The present principal occupation or employment of the Filer is as a private investor. Such employment is conducted through Asset Management Associates of New York, Inc., a New York corporation, the principal business of which is the management of the Filer's assets and the principal executive offices of which are at P.O. Box 2850, Southampton, NY 11969.

        (d) During the last five years, the Filer has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Filer has not been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) The Filer is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Filer's personal funds, in the amount of $1,239,423.46, were used in making the purchase of Common Stock which requires filing of this statement on
Schedule 13D. The


                              (Page 3 of 7 Pages)

Filer's personal funds, in the aggregate amount of $7,460,473.87, were used to make thirteen (13) open-market purchases of Common Stock between August 28, 1998 and September 23, 1998 (the date of the purchase which requires filing of this statement on Schedule D), none of which transactions was previously required to be reported pursuant to Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Act").


ITEM 4. PURPOSE OF TRANSACTION.

        The Filer purchased the shares of Common Stock for the Filer's own investment. At present, the Filer has no plans or proposals which relate to or would result in any of the following, except that the Filer may continue to purchase Common Stock in the open market for the Filer's own investment:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above;


                              (Page 4 of 7 Pages)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of September 23, 1998, the Filer beneficially owns 1,200,260 shares of Common Stock, of which 1,193,510 were owned by the Filer directly and 6,750 were owned by the Filer's minor daughter. The Filer believes that this beneficial ownership is equal to 5.0% of the outstanding Common Stock of the Issuer. The Filer is not a member of any "group," within the meaning of
Section 13(d)(3) of the Act, with respect to any shares of Common Stock of which the Filer has beneficial ownership.

        (b) As to the Filer:
              Sole power to vote or to direct the vote:                1,200,260
              Shared power to vote or to direct the vote:                      0
              Sole power to dispose or to direct the disposition:      1,200,260
              Shared power to dispose or to direct the disposition:            0

        (c) The following transactions, all of which were effected by purchases of Common Stock in the open market on the New York Stock Exchange, have been effected during the past 60 days by the Filer:

         Date          Quantity       Total Price       Price per Share ($)
        -------        ---------      ------------      -------------------
        8/28/98          408,400      3,075,252.00           7.50
        8/31/98           10,000         70,500.00           7.00
        9/1/98            22,000        160,154.31           7.1673
        9/3/98            70,100        527,734.18           7.487606
        9/4/98             9,800         73,990.00           7.5
        9/10/98           10,000         75,500.00           7.5
        9/11/98           14,000        108,293.74           7.685267
        9/16/98           50,000        386,750.00           7.69
        9/17/98            5,000         37,750.00           7.5
        9/18/98           45,000        339,550.00           7.5
        9/21/98            2,700         20,385.00           7.5
        9/22/98          360,500      2,584,614.64           7.13744
        9/23/98          173,700      1,239,423.46           7.1011
          TOTALS:      1,181,200      8,699,897.33      AVG: 7.37

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Filer.

        (e) Not applicable.


                              (Page 5 of 7 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Filer is the brother of Mr. Arthur S. Holmes, the Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Arthur S. Holmes, together with his wife, Ms. Christine H. Holmes, beneficially owns 7,852,047 shares of Common Stock. Other than this familial relationship, the Filer has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable.


                              (Page 6 of 7 Pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       September 30, 1998
                                       -----------------------------------------
                                                        (Date)


                                       /s/ Charles S. Holmes
                                       -----------------------------------------
                                                     (Signature)


                                       Charles S. Holmes
                                       -----------------------------------------
                                                     (Name/Title)


                              (Page 7 of 7 Pages)